WITS GOLD

Witwatersrand Consolidated Gold Resources Limited
REG. NO: 2002/031365/06
70 FOX STREET • JOHANNESBURG • SOUTH AFRICA
PO BOX 61140 • MARSHALLTOWN • 2107 • WWW.WITSGOLD.COM
Tel: +27 11 832 1749 • Fax: +27 11 838 3208

Rule 12g3-2(b) File No. 82-34986 [redacted]

Office of International Corporate Financ
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08000751

SUPPL

31 January 2008

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Mr H G Hira
Investor Relations Manager

Email: hethenh@witsgold.com

Enclosures: 3 Pages

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

WGR - Wits Gold - Dealings in securities by a director

Witwatersrand Consolidated Gold Resources Limited

(Incorporated in the Republic of South Africa)

Registration Number 2002/031365/06

JSE Code: WGR

ISIN: ZAE000079703

Dealings in Securities by a Director

In compliance with Rules 3.63 - 3.74 of the JSE Listings Requirements, Wits Gold wishes to disclose the following information:

Company Director	:	M B Watchorn
Number of shares	:	183 000
Date of transaction	:	11 January 2008
Price per share	:	R121.95
Value		R22 316 850
Class of shares	:	Ordinary
Nature of transaction	:	Sale
Nature of interest	:	Indirect beneficial
Approval	:	Approved by Company Secretary

Johannesburg

14 January 2008

Sponsor

PricewaterhouseCoopers Corporate Finance (Pty) Ltd

Date: 14/01/2008 17:30:01 Produced by the JSE SENS Department.

2008-01-14 17:30:01 Source: JSE News Service (SENS)

WGR - Wits Gold - Wits Gold listing on the TSX
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
("Wits Gold" or "the Company")

File No: 82-34986

Wits Gold listing on the TSX

* SECONDARY LISTING ON THE TORONTO STOCK EXCHANGE

Wits Gold (JSE: WGR) wishes to announce that the Company has received the conditional approval for a secondary listing on the main board of the Toronto Stock Exchange (TSX). On commenting, the CEO of the Company, Dr Marc Watchorn said, "It is anticipated that the listing of Wits Gold on the TSX will provide the Company with an international platform to highlight the significance of its substantial gold and uranium resources. In a world deprived of major gold discoveries, it is anticipated the large resource base controlled by Wits Gold will have strategic importance in a rising gold price scenario. The Company is ideally positioned to take advantage of this situation given the advanced nature of its exploration properties, combined with the experience of its management team. The extensive prospecting rights held by Wits Gold display a wide variety of geological conditions, some of which are similar to those currently being exploited by Witwatersrand mining operations. The Company will continue with its active exploration effort in order to improve the definition of the contained mineral resources for the benefit of all stakeholders".

* OFF MARKET TRANSACTION

Wits Gold is also pleased to announce an off-market transaction whereby certain founding and other shareholders have sold a total of 1,950,000 shares to a group of international and South African institutional investors in a private placing at a price of ZAR125 per share, for a total of ZAR243.75 million. In the offering, Continental Africa Gold Resources Consortium (Proprietary) Limited and Tranter Kismet Investments (Proprietary) Limited, as Wits Gold's BEE shareholders, sold in aggregate, 1,050,000 shares. Following the sale the total BEE shareholding will have decreased from 35.5 per cent. to 31.6 per cent. Other sellers included R.T. Corporate Services Limited, which sold 100,000 shares and J.P.Morgan Equities Limited and FFP Advisory Limited ("the Advisers") which respectively sold 700,000 and 100,000 shares pursuant to an exercise of Wits Gold options. The options were granted to J.P.Morgan Equities Limited and FFP Advisory Limited for advisory services performed in the past. As a result of the options exercised Wits Gold has received, in aggregate, ZAR27,039,000. The CEO of the Company, Marc Watchorn, said, "We are delighted with the demand for our shares from international investors and are pleased that the potential market overhang from the Advisers' options has been dealt with satisfactorily. We are now working towards a listing on the Toronto Stock Exchange in early 2008".

* ADDITIONAL PROSPECTING RIGHTS IN THEUNISSEN DISTRICT

Furthermore, Wits Gold wishes to declare that the Company has been granted an additional prospecting right for gold, silver and uranium in the Theunissen district of the Free State Province. This right covers an area of 5828 hectares immediately south of the defunct Beisa uranium mine. This mine operated over the period 1982-84 during which it produced 1.2Mlbs of uranium and 0.1Moz of gold by-product. According to press reports, the remaining resources at Beisa are estimated as 65Mlbs of uranium and 2.7Moz of gold. Wits Gold now plans to complete a review of the historical data from this Beisa South project, before undertaking further exploration.

For further information please contact:
Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749
Hethen Hira
Investor Relations
Tel: +27 11 832 1749

Johannesburg
17 January 2008

Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd

Date: 17/01/2008 15:00:02 Produced by the JSE SENS Department.

2008-01-17 15:00:02 Source: JSE News Service (SENS)

File No: 82-34986

Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
("Wits Gold" or "the Company")
Johannesburg: January 21st, 2008

Wits Gold commences trading on the TSX

Wits Gold (JSE: WGR, TSX: WGR) is pleased to announce that the Company's shares commenced trading on the Toronto Stock Exchange, today Monday 21st January under the ticker symbol "WGR". The CEO of the Company, Dr Marc Watchorn said, "We are delighted to achieve our TSX listing, as this exposure will provide Wits Gold with the opportunity to grow our shareholder base in North America. The Company currently has advanced exploration projects in the southern Free State and Potchefstroom Goldfields, where we are focusing on improving the definition of our higher grade resources at similar depths to the adjacent mining operations."

A press release with further details as well as an update on the Company's projects is available on the Wits Gold website. www.witsgold.com

For further information please contact:

Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749
Hethen Hira
Investor Relations
Tel: +27 11 832 1749

Johannesburg
21 January 2008
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd

END